

# CASH TECHNOLOGIES, INC.

April 15, 2005

Via Fax and EDGAR

Mail Stop 04-09

Securities and Exchange Commission
Division of Corporate Finance
Office of Small Business Review
450 Fifth Street, N.W.
Washington, D.C. 20549
Attn: Ms. Yolanda Crittendon

Re: <u>Cash Technologies, Inc.  File 000-24569</u>

Dear Ms. Crittendon:

By letter dated March 28, 2005, the staff of the Securities and Exchange Commission (the "Staff") provided this company, Cash Technologies, Inc., with comments to the Cash Technologies Annual Report on Form 10-KSB for the year ended May 31, 2004 and the Quarterly Reports on Form 10-QSB for the periods ended August 31, 2004 and November 30, 2004. This letter contains this company's responses to the Staff's comments. For the Staff's convenience, we have repeated the Staff's comments immediately above our responses, and the numbers of the responses, therefore, correspond to the numbered comments in the letter from the Staff.

_Comment #1_ – We have read and considered your response to comment #1. We remain of the view that you should report the impairment loss on coin machines in gross profit, regardless of whether it results in negative gross profit.

_Reply #1_ – We respectfully disagree with the Staff's conclusions that we should report the impairment loss on coin machines in gross profit. Our concern is that the requested presentation (i) is not appropriate and (ii) misleading.

Our understanding is that ARB43, Ch.4, Par. 8 only applies to "inventory." As we previously indicated, Cash Technologies does not classify its CoinBank machines as inventory (current asset) but rather a assets held for sale (noncurrent assets) because of the low turnover. Since the CoinBank machines are assets held for sale, we believe that we are permitted to present the impairment charge on the face of the statement of operations under paragraph 46 of FAS 144, Accounting for the Impairment or Disposal of Long-Lived Assets.

We and our auditors are also concerned under Rule 203 of the AICPA Code of Professional Conduct that reporting the impairment of noncurrent assets in gross profits,

1434 West 11th Street    Los Angeles, CA 90015   213-745-2000    Fax: 213-745-2005
www.cashtech.com

and the literal application of paragraph 8 of Chapter 4 of ARB 43 will result in misleading and confusing financial statements because of immaterial revenue and inventory classified as held for sale (noncurrent assets).

**Comment #2** – We have read and considered your response to comment #2. With respect to the classification of your capitalized software, we do not find your support for it persuasive. We remain of the view that the classification of the capitalized software should conform to Question 17 of FASB Staff Implementation Guide, SFAS 86, regardless of whether it would result in negative gross profit.

**Reply #2** – We respectfully disagree and wish to reiterate for the benefit and clarity of the investing public that the amortization of capitalized software cost should be prominently identified on the face of the statement of operations when there is no revenue. Nevertheless, we agree to revise our financial statements in future filings. In order to avoid misleading and confusing financial statements, we propose to change in future filings the presentation of capitalized software cost as follows:

Revenue
Less cost of revenue:
      Cost of merchandise sold
      Amortization of capitalized software cost
      (Subtotal) Cost of revenue
Gross profit

**Comment #3** – We have read and considered your response to comment 5. In relation to the conversion of debt into equity securities, tell us the expense that was recognized, as well as where it is classified within your Statement of Operations and revise the financial statements accordingly. Refer to paragraph 3 of SFAS 84.

**Reply #3** – We booked $273,250 in relation to this transaction using the black-scholes valuation method. This amount was booked directly into retained earnings. The amount of $273,250 was included in deemed dividends which was deducted from net loss, resulting into net loss allocable to common shareholders. EPS was calculated on the net loss allocable to common shareholders which will not change. Accordingly, we do not believe that any revision is necessary.

**Comment #4** – We have read and consider your response to comment 7. In accordance with instruction (2)(iv) to item 310(b) of regulation S-B, amend your November 30, 2004 10-QSB to reflect the pro-forma data for the periods ending November 30, 2004 and November 30, 2003.

**Reply #4** – We will amend Note 10 of our Form 10-QSB dated November 30, 2004 to add the pro-forma TOMCO financials per your request. Attached is a draft of the filing for your review.

CF1-00021096

**Comment #5** – File the amendment to Form 8-K as indicated in your response to comment 8.

**Reply #5** – We will amend the Form 8-K to add the pro-forma Tomco Auto Product financial statements per your request.

Please contact the undersigned if you have any further comments or questions or if we can otherwise assist the Staff in its review of this company's filed reports.

Very truly yours,

Edmund C. King
Cash Technologies, Inc.
Chief Financial Officer